Exhibit 99.1

Vermilion Energy Inc. is Being Recognized as a Great Place to Work®

CALGARY, Alberta--(BUSINESS WIRE)--April 12, 2011--For a second consecutive year, Vermilion Energy (“Vermilion”) (VET – TSX) is being recognized as one the Best Workplaces in Canada.

This year, Vermilion is being acknowledged as the 15th Best Workplace in Canada in the less than 1,000 employees category. The 100 Best Workplaces list is divided between 16 companies over 1,000 employees and 84 companies with less than 1,000 employees.

“I would like to thank our Canadian employees for helping to make this award a reality,” says President & CEO Lorenzo Donadeo. “This recognition speaks to the exceptional level of commitment and high standards our staff set for themselves and for Vermilion.”

This list of “Best Workplaces in Canada” is compiled by Great Place to Work® Institute Canada. The competition process is based on two criteria: two-thirds of the total score comes from a survey completed by a random selection of employees, along with their open-ended comments about their organization; the remaining one-third of the score comes from an in-depth review of the organization’s culture, including an evaluation of HR policies and procedures. This offers a rigorous representation of the organization from an employee perspective, and an overall portrait of the workplace culture. Together, they provide crucial data relative to the five trust-building dimensions of a great place to work®: credibility, respect, fairness, pride, and camaraderie.

This year the Great Place to Work® Institute received over 230 nominations with approximately 44,000 employees participating in the 2011 “Best Workplaces in Canada” survey.

For information on how to participate in next year’s “Best Workplaces in Canada” list or on how to create a Great Place to Work®, please contact the Institute at bestworkplaces@greatplacetowork.ca or visit www.greatplacetowork.ca.

About the Great Place to Work® Institute: Great Place to Work® Institute is a global research and management consultancy with expertise on workplace transformation and a presence in 46 countries worldwide. Our mission is to improve society by creating better workplaces. We are best-known for our global Best Workplaces Programme, which we produce in conjunction with prestigious media partners such as the Globe and Mail, the Financial Times and Fortune. With more than 5,500 organizations taking part in over 46 national lists across the globe, the programme is the world’s largest of its kind. We believe passionately that any company or organization can become a great place to work. Our mission is to help you do it.

About Vermilion: Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion is targeting annual growth in production through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of Canadian $0.19 per month per share. Management and directors of Vermilion hold approximately 9% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

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CONTACT:
Vermilion Energy Inc.
Mona Jasinski, VP People
Phone: (403) 269-4884
Fax: (403) 476-8100
www.vermilionenergy.com